

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2010

Dishan Guo, Chief Executive Officer
China Unitech Group, Inc.
1-D-1010, Yuanjing Park, Long Xiang Road
Long Gang District, Shenzhen
Guangdong Province, P.R. China 518117

> **Re: China Unitech Group, Inc.**
> **Form 8-K**
> **Filed July 9, 2010**
> **File No. 0-52832**

Dear Mr. Guo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed July 9, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 35

1.   Please revise your narrative analysis of cash flows to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement in future filings. Refer to Section IV of our Release 33-8350.

Critical Accounting Policies, page 37

2.   We note that your critical accounting policies generally provide the same information as Note 2 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise future filings as appropriate.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 53

3.   We note you have disclosed that there was no change in accountants. However, it appears that your reverse merger resulted in a change in independent accountants. In this regard, unless the same independent accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, we would consider a reverse acquisition to result in a change in accountants. Please file an Item 4.01 Form 8-K to provide the required disclosures.

Financial Statements for the Year Ended December 31, 2009, page F-1

4.   Please explain to us why your disclosures elsewhere in this Form 8-K and your Share Exchange Agreement state that you acquired Classic Bond Development Limited (Classic Bond) in a reverse acquisition, but the financial statements you provided in this Form 8-K are those of Shenzhen Junlong Culture Communication Co., Ltd. (Junlong) instead of the accounting acquirer Classic Bond. Specifically, please describe to us in detail how the financial statements provided differ from the consolidated financial statements of Classic Bond and its subsidiaries for these periods, including the financial statements of Classic Bond's predecessors for the periods before Classic Bond's acquisition of Shenzhen Zhonghefangda Network Technology Co., Ltd. We assume that at a minimum, the consolidated financial statements of Classic Bond and its subsidiaries would have different equity accounts and earnings per share than those currently presented, and we assume there may also be certain assets, liabilities and operations recorded on Classic Bond's books in the periods following its inception that do not appear in the stand-alone financial statements of Junlong.

Footnote 18. Segment Information, page F-18

5.   Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Financial Statements for the Three Months Ended March 31, 2010, page F-19

6.   Please refer to comment 8 at the end of this letter. Since the reverse acquisition with Classic Bond did not occur until July 2010, the first periodic report that you should file containing the financial statements of Classic Bond is the Form 10-Q for the nine months ended September 30, 2010. Since your current Form 8-K only provides interim financial statements through March 31, 2010, please amend this Form 8-K to provide interim financial statements through June 30, 2010 to provide your investors with the same current financial information for Classic Bond as if you had registered Classic Bond's shares on a Form 10. When you update the historical financial statements to June 30, 2010, you should similarly update the pro forma financial statements contained in this Form 8-K.

Unaudited Pro Forma Combined Financial Data, page F-36

7.   Please amend to provide pro forma income statements for the most recent fiscal year and the subsequent interim period. Refer to Item 9.01(b)(3) of Form 8-K and Article 11 of Regulation S-X. Please ensure that these pro forma income statements and the related pro forma earnings per share include the results of both Junlong and China Unitech Group, Inc. (China Unitech).

Form 10-K for the Year Ended June 30, 2010

8.   Please confirm to us that you intend to file a Form 10-K for the year ended June 30, 2010 for the development stage company China Unitech by the appropriate deadline. In this regard, as the reverse acquisition with Classic Bond did not occur until July 2, 2010, it is a subsequent event to the June 30, 2010 financial statements of China Unitech and should be described in a subsequent events footnote, but it does not change the historical financial statements to be presented within the June 30, 2010 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief